FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2012

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

2806 Ipswich Rd, Darra, QLD, Australia 4076

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Attached as Exhibits 99.1 & 99.2 are copies of the Company’s Announcements from November 14th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: November 14th 2012	By: Blair Lucas, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	2012 20F
Exhibit 99.2	2012 20F pages
Exhibit 99.3	Exhibit 4(d)